Exhibit 99.5

Bayswater Discovers Uranium at North Thelon Basin Project

Vancouver, BC, July 28, 2008 - Bayswater Uranium Corporation (TSX-V: BAY) (OTC: BYSWF) is pleased to report the discovery of uranium at its North Thelon Project in Nunavut, Canada. The uranium mineralization was found in outcrop and boulders at the Company’s Itza claim block. The new discovery was made during follow-up exploration of a radiometric anomaly in the western portion of the Itza property.

Uranium mineralization consists of angular boulders of strongly radioactive feldspathic sandstone with a style of mineralization similar to the discovery made last year in the Amer West claim block as reported in a news release dated January 4, 2008. Radioactivity measurements on boulders range from 3,000 cps to greater than 40,000 cps as measured by an EDA GR-150 spectrometer. Samples have been submitted for chemical analyses for which results are expected in late summer or early fall.

Also, geological mapping of the West Amer mineralized area has defined a mineralized horizon of feldspathic sandstone that is continuous over several kilometers. Work is being focused on a portion of this belt where uranium grades seem to be enhanced, and where structures may cause this mineralized horizon to be thickened. Previous assays from this area ranged from 1,050 to 2,720 ppm U (0.12 to 0.32% U3O8) with an average of 1,663 ppm U (0.20% U3O8). These targets are considered to be high priority drill targets.

“The grades of this newly discovered mineralization and drill targets defined to date emphasize the potential of this project to host a shallow open pittable uranium deposit,” states Victor Tanaka, Chief Operating Officer of Bayswater. “We are planning on drill testing the Amer West target area in 2009.”

The North Thelon Project consists of a series of properties centered about 100 km northwest of the hamlet of Baker Lake in Nunavut. The exploration targets are unconformity related uranium deposits similar to the Kiggavik and Andrew Lake deposits currently being developed by Areva and partners, and sediment hosted uranium deposits similar to the Oklo and Shinkolobwe deposits that have been mined by other companies in West Africa.

A field crew was mobilized into Bayswater’s camp at North Thelon in mid-June, and this crew has been evaluating i) first priority radiometric anomalies detected by the extensive airborne geophysical survey in the Itza area in 2007 that was previously reported in a news release dated April 30, 2008, ii) high priority airborne radiometric anomalies from the Company’s 2006 airborne survey in Permit-1 area not followed up in 2007 as reported in a news release April 11, 2007 and iii) the area of significant uranium mineralization discovered in outcrop and float in 2007 in the Amer West Block as reported in a news release of January 4, 2008.

The 2008 field program at North Thelon consists of detailed geological and prospecting surveys to follow up these anomalies and to better define drill targets in the Amer West discovery area. This work is in progress and results will be announced once all the data has been compiled and analytical data has been received.

Bayswater’s South Thelon Proje ct activities continue to be on hold pending the outcome of the Environmental Assessment that is currently being conducted by the Mackenzie Valley Environmental Impact Review Board. All of the Company’s land holdings are still being held in good standin g and further exploration of several high priority unconformity related geophysical targets is on hold until there is a resolution of this situation.

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Stornoway Diamond Corp. (TSX: SWY) has reported to Bayswater that it is still interested in pursuing the potential of the North Thelon Project for kimberlites as reported in Bayswater’s news releases dated January 4, 2008, July 10, 2007, and June 21, 2007. Although sampling carried out by Stornoway in 2007 did not yield positive results for diamond potential and no field work was carried out this past field season, they have notified the Company that they still wish to carry out diamond drilling to evaluate the magnetic anomalies defined in 2007 by Bayswater. This drill evaluation is planned for the summer of 2009.

The Company’s exploration activities are conducted under the supervision of George M. Leary, M.Sc. P. Eng. (BC), President of the Company, and Victor Tanaka, B.Sc. P.Geo. (B.C.), Chief Operating Officer of the Company. Both are qualified persons under NI 43-101. Victor Tanaka is the qualified person responsible for the technical information in this news release.

About Bayswater Uranium Corporation - The Super JuniorTM Uranium Company

Bayswater Uranium Corporation is a rapidly-growing international uranium exploration and development company. As the only uranium company to have major landholdings in each of Canada's most important producing and exploration regions – the Athabasca Basin, the Central Mineral Belt, and the Thelon Basin –Bayswater is a leader in uranium exploration in Canada, the world’s largest producer of uranium. The Company also owns several advanced uranium properties in the United States that are being fast tracked to feasibility and production. Bayswater combines a balanced portfolio of exploration and development projects with the uranium expertise of its technical and managerial teams. The result is a Super Junior TM Uranium Company with the share liquidity and market capitalization to provide value to both the retail and institutional investor. To capitalize on the strong growth of the nuclear industry and to continue to add shareholder value, Bayswater plans to focus on the development of its resource properties and to evaluate early stage projects for further discoveries. Other acquisition opportunities will continue to be assessed all with a corporate vision of building a major international uranium company. Bayswater is listed on the TSX Venture Exchange under the symbol “BAY”. The Company’s website is www.bayswateruranium.com.

On behalf of the Board of:

BAYSWATER URANIUM CORPORATION

George M. Leary President For further information contact: John Gomez Manager, Investor Relations Telephone: (604) 687-2153

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.